1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ROBERT SPIRO robert.spiro@dechert.com +1 212 649 8707 Direct

April 3, 2023

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. David Manion

Mr. Bernard Nolan

Re: The Lazard Funds, Inc. (File No. 333-270259)

Dear Messrs. Manion and Nolan:

Thank you for your telephonic comments regarding the combined information statement and prospectus on Form N-14 for Lazard Emerging Markets Core Equity Portfolio (the “Acquiring Portfolio”), a series of The Lazard Funds, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2023, in connection with a proposed Plan of Reorganization, pursuant to which all of the assets and liabilities of Lazard Emerging Markets Strategic Equity Portfolio (the “Acquired Portfolio”), also a series of the Company, will be transferred to the Acquiring Portfolio in exchange for the Institutional Shares and Open Shares of the Acquiring Portfolio (the “Reorganization”). The Acquired Portfolio and Acquiring Portfolio are referred to herein together as the “Portfolios”.

Accounting Comments

Comment 1.	Please confirm and disclose in the combined Information Statement and Prospectus that the Acquiring Portfolio and the Acquired Portfolio each have registered Class R6 Shares. Please clarify and disclose why Class R6 Shares are not being exchanged in the Reorganization.

Response 1.	The Company confirms that the Acquiring Portfolio and the Acquired Portfolio each have registered Class R6 Shares and confirms that the Acquiring Portfolio has issued Class R6 Shares and the Acquired Portfolio has not issued Class R6 Shares. The Company has added the following disclosure to the Letter to Stockholders, the introduction of the combined Information Statement and Prospectus and the “Summary – Approved Transaction” and the “Information About the Reorganization – Plan of Reorganization” sections of the combined Information Statement and Prospectus, the introduction to the Statement of Additional Information and the “Pro Forma Financial Information” section of the Statement of Additional Information:

Since there are no outstanding Class R6 Shares of the Acquired Portfolio, no Class R6 Shares will be exchanged in the reorganization.

Comment 2.	In the “Questions and Answers” section, please disclose the estimated costs of the reorganization.

Response 2.	The Company has updated the disclosure to the “Questions and Answers” section of the combined Information Statement and Prospectus as follows:

WHO WILL PAY THE EXPENSES OF THE REORGANIZATION?

LAM, and not the Acquired Portfolio or the Acquiring Portfolio, will pay the expenses directly related to the reorganization, except that the Acquired Portfolio and the Acquiring Portfolio will bear their respective brokerage commissions and other portfolio transaction costs associated with the reorganization. The expenses of the reorganization are estimated to be approximately $130,000, all of which will be borne by LAM.

Comment 3.	Please supplementally explain the reason(s) for the difference in the Financial Highlights tables included in the Annual Report for the December 31, 2022 fiscal-year end and in the Financial Highlights tables included in the combined Information Statement and Prospectus.

Response 3.	On June 28, 2022, the Company filed a supplement to the current prospectus indicating certain reductions to the expense limitations for the Acquiring Portfolio and the Acquired Portfolio. As a result, the expense ratios disclosed in the Financial Highlights tables in the Annual Report reflect the operation of two expense limitation agreements during the fiscal year ended December 31, 2022. The Financial Highlights tables in the combined Information Statement and Prospectus reflect current fees as if they had been in effect during the previous fiscal year, pursuant to Instruction 3(d)(ii) to Item 3 of Form N-1A. Footnotes to the tables within the “Fees and Expenses” section indicate that such disclosure reflects a contractual arrangement, as of December 31, 2022, by LAM to waive its fees and if necessary, reimburse the Portfolio until May 1, 2023.

Additionally, pursuant to Instruction 3(d)(ii) to Item 3 of Form N-1A, a footnote has been added to the Annual Portfolio Operating Expenses tables indicating that the expense information has been restated to reflect current expense limitation agreements.

Comment 4.	Please confirm that the calculations for the expense examples in the combined Information Statement and Prospectus are correct.

Response 4.	The Company confirms that the calculations for the expense examples in the combined Information Statement and Prospectus are correct.

Comment 5.	Please include Class R6 Shares in the “Capitalization” section of the combined Information Statement and Prospectus.

Response 5.	The Company has revised the disclosure in the “Capitalization” section of the combined Information Statement and Prospectus as follows:

	Acquired Portfolio Lazard Emerging Markets Strategic Equity Portfolio R6 Shares	Acquiring Portfolio Lazard Emerging Markets Core Equity Portfolio R6 Shares	Adjustments	Acquiring Portfolio Pro Forma After Reorganization Lazard Emerging Markets Core Equity Portfolio Institutional Shares
Total net assets	N/A	$346,658		$346,658
Net asset value per share	N/A	$8.88		$8.88
Shares outstanding	0	39,040	0*	39,040

*	Adjustment to reflect the exchange of shares outstanding from the Acquired Portfolio to the Acquiring Portfolio.

Comment 6.	Please confirm that all hyperlinks are included in the combined Information Statement and Prospectus.

Response 6.	The Company confirms that all hyperlinks are included in the combined Information Statement and Prospectus.

Disclosure Comments

Comment 7.	As you are relying on Rule 488 of the Securities Act of 1933, and it appears that you will not be requesting acceleration of effectiveness under Rule 461, please supplementally advise us whether you intend to request acceleration in light of this disclosure.

Response 7.	The Company confirms that it is not intending to request accelerated effectiveness.

Comment 8.	As you otherwise state that stockholder approval is not required, please revise the statement directing stockholders to carefully review the registration statement before they vote.

Response 8.	The Company has revised the letter to the stockholders to remove the statement directing stockholders to carefully review the registration statement before they vote. The post-effective amendment will reflect the deletion of this language.

Comment 9.	You state in the “Questions and Answers” section and on page 8 of the combined Information Statement and Prospectus that both the Acquired Portfolio and the Acquiring Portfolio may invest in securities across the capitalization spectrum but that the Acquiring Portfolio typically invests in securities of companies with a market capitalization of $300 million or more. It is not necessarily clear what this qualification (i.e., $300 million threshold) means in the context of this disclosure. In this regard, we note in the discussion of risks that while you identify small-, mid- and large-capitalization companies as a principal risk of the Acquired Portfolio, you identify only small-capitalization companies as a principal risk of the Acquiring Portfolio. Please revise your disclosure to clarify, if true, that the Acquiring Portfolio typically invests in securities of small-capitalization companies and combine the discussion of small-capitalization companies risk.

Response 9.	The Company has revised the risk disclosure to indicate that the Acquiring Portfolio is subject to risks associated with investments in small and mid capitalization companies as well as investments in large capitalization companies.

Comment 10.	Please revise the undertaking regarding the filing of the tax opinion by post-effective amendment to indicate that the opinion will be filed within a reasonable time after receipt of it.

Response 10.	The Company has revised the undertaking regarding the filing of the tax opinion by post-effective amendment to indicate that the opinion will be filed within a reasonable time after receiving such opinion.

Comment 11.	Please revise the description of Exhibit 20(a) in Part C as the Power of Attorney is not limited to Board members.

Response 11.	The Company has updated the description of Exhibit 20(a).

Comment 12.	It is unclear whether your Principal Accounting Officer signed your registration statement. Please revise your signature section and Power of Attorney accordingly.

Response 12.	The Company has updated the “Signatures” page and power of attorney to clarify that the Chief Financial Officer is the principal accounting officer for purposes of signing the registration statement.

*     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 649-8707 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Robert Spiro

Robert Spiro